Exhibit 99.1

Wednesday, 28 July 2010

James Hardie Industries SE ARBN 097 829 895

The Manager Company Announcements Office ASX 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia

Telephone (02) 8274 5239 Fax (02) 8274 5218

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY11 results on Thursday, 12 August 2010.
No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	3.30pm Australian Eastern Standard Time (AEST)

Local:	02 8524 6650

International:	+61 2 8524 6650

Confirmation ID for the teleconference: 90847871

URL:	http://www.ir.jameshardie.com.au/jh/results_fy2011.jsp
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations